W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com

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May 17, 2013

VIA EDGAR SUBMISSION

Erin E. Martin

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	United States Commodity Funds Trust I
Post-Effective Amendment No. 1 to Form S-1
File No. 333-177188

Dear Ms. Martin:

This letter responds to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), pursuant to the Staff’s letter of May 16, 2013, with respect to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for units of the United States Asian Commodities Basket Fund (the “Fund”), which is a series of United States Commodity Funds Trust I (the “Trust”). For convenience, the Staff’s comment is repeated below, with the response immediately following. Capitalized terms have the same meaning as in the Amendment.

Item 9A. Controls and Procedures, page 90

1.	We note your response to comment 1 of our letter dated April 24, 2013 in which you indicate that you filed your Annual Report on Form 10-K for the fiscal year ended December 31, 2012 on May 14, 2013. Please tell us what consideration, if any, management gave to your failure to timely file this Form 10-K in determining whether your disclosure controls and procedures were effective as of December 31, 2012.

NEW YORK ¿ LONDON ¿ HONG KONG ¿ CHICAGO ¿ WASHINGTON, D.C. ¿ BEIJING ¿ PARIS ¿ LOS ANGELES ¿ SAN FRANCISCO ¿ PHILADELPHIA ¿ SHANGHAI ¿ PITTSBURGH MUNICH ¿ ABU DHABI ¿ PRINCETON ¿ NORTHERN VIRGINIA ¿ WILMINGTON

¿ SILICON VALLEY ¿ DUBAI ¿ CENTURY CITY ¿ RICHMOND ¿ GREECE

Erin E. Martin May 17, 2013 Page 2

Response:

We strongly disagree with the summary conclusion stated in the Staff’s comment that there was a failure by the Trust to timely file an annual report on Form 10-K. As we explained in our response letter of May 15, 2013, the Sponsor does not believe that the Securities Exchange Act of 1934 (“Exchange Act”) or the rules and regulations thereunder required the Trust to file an annual report for the fiscal year ended December 31, 2012, based on the following facts:

(1)	the registration statement for the offer and sale of units of the Fund was declared effective by the Commission on February 13, 2013, and

(2)	Form 8-A was filed to register the shares of the Trust under Section 12 of the Exchange Act on February 14, 2013.

Neither Section 13 of the Exchange Act nor Section 15(d) of the Act require the filing of an annual report for a period that ended prior to registration under the Exchange Act and prior to effectiveness of a registration statement. (See Rules 13a-1 and 15d-1 under the Exchange Act.) We believe that the Staff’s conclusion that the Trust was not timely in filing a 10-K, when the Fund was not required to file such 10-K in the first place, is simply not supported by the Exchange Act or the rules adopted thereunder. Further, we are not aware of any staff guidance on point, either in the compilation of Compliance and Disclosure Interpretations or the Financial Reporting Manual, nor has the Staff cited us to any such guidance, either in discussions we initiated with the Staff prior to filing our response letter on this point or in the Staff’s written comments.

In summary, the Sponsor voluntarily filed an annual report for the fiscal year ended December 31, 2012 solely as an accommodation to the Staff. Accordingly, the filing of the annual report on May 14, 2013 does not reflect a failure to timely file such report, nor does it implicate the Trust’s or the Fund’s disclosure controls and procedures.

*            *             *            *            *

Erin E. Martin May 17, 2013 Page 3

If you should have any questions on the foregoing, please do not hesitate to contact me at (202) 414-9208 or Mary Payne at (202) 414-9483. As previously discussed, the Trust will file another post-effective amendment in the near future to incorporate the Form 10-Q recently filed by the Trust. The Sponsor will include a commensurate acceleration request and “Tandy” representations, and with the filing of the amendment, we believe that the requirements for acceleration have been satisfied.

Sincerely,

/s/ W. Thomas Conner

W. Thomas Conner

cc:	Sandra Hunter
Heather Harker
Mary Payne